# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IPG Photonics Corporation, CIK 0001111928
CUSIP: 44980X109
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 377 Simarano Drive, Marlborough, Massachusetts (MA), 01752
Date of event which requires filing of this statement: 09/22/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001130423-21-000003
Filed by CIK 0001130423

## Reporting persons
- IP Fibre Devices LTD: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 6,463,302; shared voting power 0; sole dispositive power 6,463,302; shared dispositive power 0; aggregate amount beneficially owned 6,463,302 (15.2% of the class)

## Item 1. Issuer
Name of issuer: IPG Photonics Corporation
Address of issuer's principal executive offices: 377 Simarano Drive, Marlborough, Massachusetts, 01752

## Item 2. Person Filing
Name of person filing: This Schedule 13G/A is being filed by IP Fibre Devices (UK) Ltd. (the "Reporting Person").
Address of principal business office or, if none, residence: The principal business office of the Reporting Person is c/o IPG Photonics Corporation, 377 Simarano Drive, Marlborough, MA 01752.
Citizenship: The Reporting Person is organized under the laws of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,463,302 shares of Common Stock
Percent of class: 15.2
Sole power to vote or to direct the vote: 6463302
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6463302
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- IP Fibre Devices LTD: /s/ Eugene Scherbakov, Dr. Eugene A. Scherbakov, Managing Director (07/28/2026)